PRUCO LIFE INSURANCE COMPANY
PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

Supplement dated June 15, 2020
to Prospectuses dated April 27, 2020

Changes to your Annuity effective on June 15, 2020

Subject to the limitations described below, you may elect to pay fees for the investment advice related to this Annuity to your investment advisor by taking deductions from your Account Value (Advisory Fees).
You may take Advisory Fees totaling up to 1.50% of Account Value each calendar year even if the Defined Income Benefit is in effect on your Annuity. We may increase or decrease the level of Advisory Fees we permit for contracts or benefits issued in the future.
You should know that

•	We will not allow Advisory Fee deductions that are designed to exceed 1.50% or more of the Account Value in any calendar year.

•
We will suspend Advisory Fees on an Annuity during a calendar year if an Advisory Fee would, when combined with Advisory Fees previously deducted in that calendar year, cause the total amount of Advisory Fees in that calendar year to be 1.50% or more of the Account Value on the Valuation Day on which the currently requested Advisory Fee amount would otherwise be in Good Order.

•
Certain broker-dealers or advisory firms may not allow automatic withdrawals to pay advisory fees and this feature may not be available in all states, so please consult with your financial professional.

•
Advisory Fees will not be considered “withdrawals” in connection with certain aspects of the optional benefits available through the Annuity. These rules are reflected in the definition of “Advisory Fees” below. Advisory Fees will reduce the Annuity’s Account Value and the basic death benefit by the amount deducted.

The following changes are made to the prospectus:

1.	The definition of “Advisory Fees” is revised to read as follows:
Advisory Fees: The amount we allow to be taken from your Annuity to pay your investment advisor for advisory services in connection with the Annuity. Currently, we allow Advisory Fees of up to 1.50% of Account Value per calendar year. Advisory Fees reduce the Account Value by the amount of the fees.
Advisory Fees will not be considered taxable distributions from Annuities used in qualified plans, or from nonqualified Annuities when such fees are in compliance with the conditions of the Private Letter Ruling described in “Tax Considerations-Nonqualified Annuities” later in this prospectus, including that the amount of such fees does not exceed 1.50% of the Account Value in a calendar year.
Advisory Fees have different effects on the optional benefit riders as described below:

•
For the purposes of the Defined Income Benefit, Advisory Fees will not be considered “Lifetime Withdrawals” and, accordingly, will not reduce the Guaranteed Income Amount or cause an Excess Withdrawal.

•
For the purposes of the Return of Adjusted Purchase Payments Death Benefit, Advisory Fees will not be considered a withdrawal from Account Value and, accordingly, Adjusted Purchase Payments will not be reduced as a result of Advisory Fees taken.

•
For purposes of the Dynamic Income Benefit, Advisory Fees will not reduce the Annual Income Amount in the year in which the Advisory Fees are taken. However, when Income Withdrawals are being taken under the benefit, Advisory Fees will reduce the Income Base by the ratio of the amount of the Advisory Fee to the Unadjusted Account Value immediately before the Advisory Fee is taken and thereby can reduce the Annual Income Amount in future years.

2.	All references to Advisory Fees being treated as withdrawals are modified for consistency with the definition of “Advisory Fees” above.

3.	All references to Advisory Fees not being allowed when the Defined Income Benefit is in effect are deleted.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE.

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